Exhibit 99.1

For immediate release

IMI ANNOUNCES FIRST ACCEPTANCE OF PATENT FOR COLOR MEASUREMENT PROCESS

Technology used in PREVU* Skin Sterol Test as well as cancer products

Toronto, Ontario (March 31, 2005) - - Leading predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced that its application for a new patent, titled Color Space Analysis in Biochemical and Immunological Assays, has been accepted by the Australian Patent Office.

The patent covers the process for quantifying a color change reaction that is related to the presence of disease in humans. This color-reading system is used throughout IMI’s product portfolio as part of the PREVU* Skin Sterol Test, a non-invasive predictive test for coronary artery disease, and in IMI’s cancer detection tests, ColorectAlert™, LungAlert™ and a breast cancer test.

Australia is the first territory in which this patent application has been accepted. This same patent is pending in the U.S., Europe, Brazil, China, Russia, Hong Kong, India and Japan.

“This patent is an important part of a strategic portfolio that enables IMI to set the standard for innovation in the predictive medicine field,” said Dr. Brent Norton, President and Chief Executive Officer. “It further protects our cancer and skin sterol technologies and bolsters our intellectual property position internationally. Moreover, it opens the door to new growth and licensing opportunities for our color-reading capability as a platform for accurately quantifying human biologic reactions. IMI can now apply this unique process to new technologies where measurement has to date been challenging.”

IMI maintains a diverse portfolio of intellectual property, such as trademarks, trade secrets, and technological know-how. IMI’s objective is to develop and control all relevant technologies that could be applied to its products. IMI’s intellectual property portfolio currently includes 36 issued patents and patents pending related to the skin sterol technology, 23 patents and patents pending related to IMI’s cancer technologies and nine patents and patents pending related to the color measurement process.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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For more information, please contact:

Company Contact:	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville/Edward Abella
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
eabella@investorelationsgroup.com